SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Shell plc
Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Internet http://www.shell.com
Financial Reporting Council 8th Floor
125 London Wall London EC2Y 5AS
// April 2016 Dear Sirs,
In accordance with section 519 of the Companies Act 2006, please find enclosed a copy of the notice of resignation by PricewaterhouseCoopers LLP (“PwC”) as auditor of Royal Dutch Shell plc and the PwC statement of reasons for their ceasing to hold office. We confirm that we are in agreement with the contents of the statement of reasons.
Yours faithfully,
S.P. Henry
Director
Enclosures:
-Copy of notice of resignation by PwC -Copy of PwC Statement of Reasons
Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503
Sent by: tracked Post
Change of Auditor Notification

pwc

The Directors
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom

April 11, 2016

Dear Sirs,

Notice of resignation as auditors

In accordance with Section 516 of the Companies Act 2006 (the Act), we give notice that we are resigning as auditors of Royal Dutch Shell plc, registered number 04366849, with effect from April 11, 2016, which is before the end of our term of office.

We enclose our statement of reasons in accordance with Section 519 of the Act.

Yours faithfully,

PricewaterhouseCoopers LLP.

PricewaterhouseCoopers LLP
London

Enclosures:

Statement of reasons connected with our ceasing to hold office as auditors of Royal Dutch Shell plc

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH
T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

pwc
The Directors Royal Dutch Shell plc Shell Centre London SE17NA United Kingdom
April 11, 2016
Dear Sirs,
Statement of reasons connected with our ceasing to hold office as auditors of Royal Dutch Shell plc
In accordance with Section 519 of the Companies Act 2006 (the “Act”), we set out below the reasons connected with PricewaterhouseCoopers LLP, registered auditor number C001004062, ceasing to hold office as auditors of Royal Dutch Shell plc, registered number 04366849 (the “Company”) effective from April 11, 2016.
The reason we are ceasing to hold office is that the Company undertook a competitive tender process for the position of statutory auditor and we were not successful in retaining the audit.
Yours faithfully,
PricewaterhouseCoopers LLP London
PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH T: +44 (o) 2075 835 000, F: +44 (o) 2072 124 652, www.pwc.co.uk
PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of
PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: April 21, 2016